P.E. 1/31/02

02014937

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rulé 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of January, 2002

Rio Narcea Gold Mines Ltd.

(Translation of registrant's name into English)

Avda del Llaniello - 13 · Bajo 33860 Salas Asturias . Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd.
(Registrant)

Date: January 31, 2002

By: [signature]

[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

January 30, 2002 Trading Symbol: TSE: RNG

RIO NARCEA REPORTS 2001 GOLD PRODUCTION AND TARGET FOR 2002

(All figures are reported in U.S. dollars)

Toronto – Rio Narcea Gold Mines, Ltd. ("Rio Narcea") is pleased to announce that the Company achieved record gold production in 2001 with 124,363 ounces at an estimated cash cost of $190 per ounce, surpassing its 2000 gold production by 28%. The outlook for 2002 is for higher production of approximately 150,000 ounces, lower cash costs and enhanced cash flow from operations. A strong performance at the El Valle Mine is expected with higher grade production coming onstream in March and continuing through the remainder of the year. The completion of a bankable feasibility study on the Aguablanca nickel-copper-PGM project is foreseen in June this year with a production decision shortly thereafter. In addition, the Company's balance sheet is expected to show significant improvement by the end of 2002.

Operational Performance

The El Valle operation achieved its production target for 2001, finishing with a record fourth quarter production of 34,543 ounces of gold. The mill processed 649,142 tonnes at an average head grade of 6.5 g/t. Recoveries improved to 91.2% compared to 89.7% in 2000.

The El Valle Mine performed relatively well during the year despite encountering complex ore with higher than normal levels of impurities in the Boinas East pit during June and July, which resulted in lower recoveries and higher processing costs for the treatment of the copper concentrates. Approximately 100,000 tonnes of ore containing 7 to 8 g/t gold and up to 3% copper was stockpiled until lower copper grade ore was available for blending to offset the higher copper content. This ore will be blended with the Carlés and El Valle ores and processed during the first half of 2002.

Production Results

	Fourth Quarter		*Annual*	
	2001	*2000*	***2001***	*2000*
Gold production (oz)	***34,543***	*29,336*	***124,363***	*97,016*
Plant throughput (t)	***183,886***	*179,264*	***649,142***	*723,588*
Head grade (g/t)	***6.4***	*5.7*	***6.5***	*4.6*
Recovery %	***92.0***	*89.3*	***91.2***	*89.7*

Mining in the Boinas East pit was completed last week on schedule. Waste removal at the El Valle pit is continuing at an accelerated pace in preparation for the second mining phase of the main portion of the high-grade Charnela zone to commence in March 2002. Under the current mine plans, the gold production level for the first three months is estimated at approximately 25,000 ounces with a significant increase expected thereafter.

During 2001, the Company completed 693 meters of development and exploration ramp, and a ventilation raise below the Boinas East pit in preparation for an underground drilling campaign in 2002.

At the Carlés Mine, approximately 112,000 tonnes of ore were mined for the Carlés North pit and transported to the El Valle plant with an approximate grade of 4.8 g/t gold.

Development of the Aguablanca Project

Rio Narcea acquired a 100% interest in the Aguablanca nickel-copper-PGM project in July 2001 after completing a detailed due diligence study. A bankable feasibility study is now in progress. MDM, a South African firm, will supervise and lead the study, which is expected to be completed in early June. Approximately two thirds of a 10,000 meters infill core drilling program is now complete to close the drill hole spacing to 25 meters. The positive results of an internal scoping study reinforce the Company's belief in the potential of Aguablanca to support a low cost open pit mine. A production decision is expected in June, and if positive, Rio Narcea intends to fast track the development of the project and start production as early as mid-2003.

Rio Narcea now controls over 6,200 square kilometres that cover a series of gabbro intrusives along a belt that extends through southern Spain and Portugal. Many of the intrusives have geological characteristics similar to Aguablanca with coincident geophysical and soil anomalies. The region is under-explored and has an exciting potential for the discovery of new nickel sulfide deposits within the Company's large property holdings.

The project is managed by qualified Rio Narcea professionals under the direction of Eugene Spiering, Vice President of Exploration, who is an appropriately Qualified Person as defined by National Instrument 43-101 (Standards of Disclosure for Mineral projects).

Outlook

Rio Narcea's production target for 2002 is estimated at 150,000 ounces of gold at a cash cost of $160 per ounce. The substantial increase in production and lower cash cost for this year reflects the development of the high-grade Charnela zone scheduled to begin in March 2002. Capital expenditures for 2002 are estimated at $7.5 million mainly for exploration and underground development at El Valle, and completion of the Aguablanca feasibility study.

Rio Narcea Gold Mines, Ltd. is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company produces gold at its 100%-owned El Valle and Carlés mines and is conducting a bankable feasibility study on its Aguablanca nickel-copper-PGM deposit and permitting its Corcoesto gold project.

For further information contact:

Alberto Lavandeira, President and CEO
Tel: (34) 98 583 1500 Fax: (34) 98 583 2159

Laurie Gaborit, Manager Investor Relations
Tel: (416) 686 0386 Fax: (416) 686 6326

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.